
HAYWIRE

Jack Serfass · 2nd

CEO / Co-Founder at Uptown Network

Naples, Florida, United States · Contact info

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Uptown Network

University of Rhode Island

Experience

CEO / Co-Founder
Uptown Network
Mar 2012 – Present · 9 yrs 3 mos
Naples, Florida Area

Uptown Network has earned the confidence and trust from many large brands in the Hospitality and Food & Beverage Industry. Created by a team with deep experience in technology, restaurants and hospitality, our software surpasses all others. Our products: Kitchen Sync, Bar Sync, Digital Menus, Direct to Consumer from your iPad menu and Virtual Wine Lockers. Menu engineering and expense control made easy through Business Intelligence in both Front of House and Back of House operations. Contact us today to learn more about our full service product support team; enabling quick and accurate menu updates across an enterprise system or independent location. www.uptownnetwork.com or 855-577-7555

Uptown Network's Plug & Play Suite of Tools...

Consultant / Domain Expert
The Infinite Growth Group
Aug 2009 – Jul 2017 · 8 yrs

Major brands & growth companies use Infinite Growth Group (IGG) to create and test breakthrough new product & service concepts using the Innovation Furnace™. IGG is recognized as a world leader in this space.

Co-Owner
Naples Tomato Franchising, LLC
Jan 2006 – Jan 2011 · 5 yrs 1 mo

President/CEO/Co-Chairman
Bowstreet
1998 – 2005 · 7 yrs

Bowstreet created the original Business Web Factory, a web services development and assembly platform that automated the creation and maintenance of complex web applications on demand. This enabled Fortune 500 enterprises to form dynamic, distributed networks of web services that leveraged the strengths of the entire value chain while providing rich, streamlined web ...see more

Board Member
Nielsen / Netratings, Inc.
1998 – 2001 · 3 yrs

Nielsen/NetRatings (NADAQ: NTRT) is the global standard for Internet audience measurement and analysis and the industry's premier source for online advertising intelligence.

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Education

University of Rhode Island
BA, Management Information Systems
1984 – 1987

Skills & endorsements

Entrepreneurship · 81

Endorsed by Tim Murphy and 4 others who are highly skilled at this

Endorsed by 4 of Jack's colleagues at Uptown Network

Leadership · 72

Endorsed by Michael Serfass, who is highly skilled at this

Endorsed by 6 of Jack's colleagues at Uptown Network

Start-ups · 49

Endorsed by **Mark Siebert and 4 others who are highly skilled at this**

Endorsed by **4 of Jack's colleagues at Uptown Network**

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Accomplishments

10 **Honors & Awards**

Best Italian, Best Lunch, Best Desserts • Best Overall Restaurant, Southwest Florida • Best of Award of Excellence • Founding Member • Franchisor Member • Networking MVP • PR Star Award • President's Medal • Top 100 Company • Waste Reduction Award - Recycling

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